UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 1)

Millennium Pharmaceuticals, Inc.

(Name of Subject Company)

Millennium Pharmaceuticals, Inc.

(Names of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

599902 10 3

(CUSIP Number of Class of Securities)

Deborah Dunsire, M.D.

President and Chief Executive Officer

Millennium Pharmaceuticals, Inc.

40 Landsdowne Street

Cambridge, Massachusetts 02139

(617) 679-7000

(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

David E. Redlick, Esq. Hal J. Leibowitz, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 Telephone: (617) 526-6000 Telecopy: (617) 526-5000	Joel S. Goldberg, Esq. Vice President and Secretary Millennium Pharmaceuticals, Inc. 40 Landsdowne Street Cambridge, Massachusetts 02139 Telephone: (617) 679-7000 Telecopy: (617) 374-0074

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 11, 2008, by Millennium Pharmaceuticals, Inc., a Delaware corporation (the “Company”).  The Schedule 14D-9 relates to the offer made by Mahogany Acquisition Corp. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Takeda America Holdings, Inc., a New York corporation (“Parent”), a New York corporation and a wholly-owned subsidiary of Takeda Pharmaceutical Company Limited (“TPC”), a corporation organized under the laws of Japan, to purchase all of the outstanding shares of common stock of the Company at a purchase price of $25.00 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 11, 2008, as amended or supplemented from time to time, and the related letter of transmittal.

All information in the Schedule 14D-9 is incorporated by reference in this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided herein. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 remains unchanged. Capitalized terms used below but not defined in this Amendment No. 1 have the meanings set forth in the Schedule 14D-9

Item 8. Additional Information.

Item 8 is hereby supplemented as follows:

Legal Proceedings

On April 10, 2008, a purported shareholder class action lawsuit was filed by a single plaintiff against Millennium and each of its directors in Superior Court for Middlesex County, Massachusetts.  The action, captioned Eleanor Turberg v. Millennium Pharmaceuticals, Inc. et al. (Case No. 08-1466, Superior Court, Middlesex County, MA), is brought by Eleanor Turberg, who claims to be an individual Millennium stockholder, on her own behalf, and seeks certification as a class action on behalf of all Millennium stockholders except the defendants and any person, firm, trust, corporation or other entity related to or affiliated with any defendants.  The complaint alleges, among other things, that the defendants breached fiduciary duties of loyalty, due care, independence, good faith and fair dealing, and/or aided and abetted the breach of fiduciary duties, owed to Millennium stockholders in connection with the transactions contemplated by the Merger Agreement.  The complaint seeks, among other things, an order (a) enjoining the defendants from proceeding with the proposed acquisition of shares of Millennium common stock by TPC, (b) rescinding, to the extent already implemented, the proposed acquisition of shares of Millennium common stock by TPC, (c) awarding the plaintiff and the purported class damages and (d) awarding plaintiff the costs and disbursements of the action, including reasonable attorneys’ and experts’ fees.  Please refer to the complaint, which is filed as an exhibit to this Amendment No. 1, for additional information.

Millennium intends to vigorously defend against this lawsuit.

Item 9.  Exhibits

Item 9 is hereby amended and supplemented as follows:

Exhibit No.	Description
(a)(11)	Complaint filed by Eleanor Turberg in Massachusetts Superior Court on April 10, 2008**

**Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	By:	/s/ Laurie B. Keating
Laurie B. Keating
President Senior Vice President and General Counsel

Date: April 16, 2008